# Nasdaq Regulation

Nasdaq

**William Slattery, CFA**
**Vice President**
Listing Qualifications

*By Electronic Mail*

February 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 21, 2020 The Nasdaq Stock Market (the "Exchange") received from CyrusOne LP and CyrusOne Finance Corp. (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following security:


1.450% Notes due 2027


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrants are seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

